# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ZeroStack Corp., CIK 0001790169
CUSIP: 98956L101
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 40 King Street W., Suite 2400, Toronto, Ontario Canada (A6), M5H 3Y2
Date of event which requires filing of this statement: 03/31/2026
Filed by CIK 0002093136
Persons authorized to receive notices and communications: Richard Raymer, Dorsey & Whitney LLP, 66 Wellington St. W., Suite 3400, Toronto, Ontario Canada (A6), M5K 1E6, (416) 367-7370; Michael Heinrich, Zero Gravity Labs Inc., 548 Market Street, PMB 33721, San Francisco, California (CA), 94104, (416) 861-2267

## Reporting persons
- Heinrich Michael (CIK 0002093136): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 471,208; shared voting power 0; sole dispositive power 471,208; shared dispositive power 0; aggregate amount beneficially owned 471,208 (10% of the class)
- Zero Gravity Labs Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: ZeroStack Corp.
Address of issuer's principal executive offices: 40 King Street W., Suite 2400, Toronto, Ontario Canada (A6), M5H 3Y2

## Item 2. Identity and Background
Name of person filing:
i) Michael Heinrich (the "Reporting Person")
ii) Zero Gravity Labs Inc., a Delaware corporation owned and controlled by the Reporting Person ("0G")
Residence or business address: i) and ii) 548 Market Street, PMB 33721, San Francisco, CA 94104
Present principal occupation or employment: The present occupation of the Reporting Person is Chief Executive Officer of 0G, 548 Market Street, PMB 33721, San Francisco, CA 94104. The Reporting Person is also a director and the Chairman of the Board of the Issuer as of September 20, 2025.
Criminal convictions in the last five years: The Reporting Person and 0G have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person and 0G have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship:
i) United States
ii) Delaware

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: i) and ii) OO

## Item 4. Purpose of Transaction
Purpose of transaction: On March 31, 2026, the Issuer entered into a note settlement agreement (the "Note Settlement Agreement") with 0G pursuant to which the convertible promissory note issued to 0G pursuant to the securities purchase agreement dated September 22, 2025, as amended on October 9, 2025, by and between the Issuer and 0G was settled. The Note Settlement Agreement provides that upon payment by the Issuer to 0G on or before March 31, 2026 of 50,000,000 Tokens, the Issuer shall be deemed to have paid the entire Principal (as defined in the Note) and Interest (as defined in the Note) of the Note in full and the Issuer shall have no further obligations under the Note and the Note shall be deemed to be satisfied.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 471,208 common shares; 10.0%
Number of shares as to which each person has sole or shared power to vote or dispose:
i) 471,208 total sole voting and dispositive authority; 0 total shared voting and dispostive authority; Total Shares: 471,2088; Percentage - 10.0%
ii) 0 sole voting and dispositive authority: 0 shared voting and dispositive authority; Total Shares: 0; Percentage - 0%
Transactions in the class effected during the past sixty days: See Item 4
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Note Settlement Agreement by and between ZeroStack Corp. and Zero Gravity Labs, Inc. dated March 31, 2026

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Note Settlement Agreement by and between ZeroStack Corp. and Zero Gravity Labs, Inc. dated March 31, 2026 (incorporated by reference to Exhibit 10.3 to the Issuer's 8-K filed with the SEC on March 31, 2026)
Exhibit 99.1 - Joint Filing Agreement dated April 2, 2026

## Signatures
- Heinrich Michael: Michael Heinrich, Reporting Person (04/02/2026)
- Zero Gravity Labs Inc.: Michael Heinrich, Director of Zero Gravity Labs Inc. (04/02/2026)